December 13, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Madeleine Joy Mateo and Christian Windsor

Re:	AtlasClear Holdings, Inc. Preliminary Proxy Statement on Schedule 14A Filed November 29, 2024 File No. 001-41956

Dear Ms. Mateo and Mr. Windsor:

On behalf of AtlasClear Holdings, Inc. (the “Company”), we are hereby responding to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated December 10, 2024 (the “Comment Letter”) with respect to the above referenced Preliminary Proxy Statement on Schedule 14A, filed by the Company on November 29, 2024.

The Company has filed via EDGAR Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Amendment”), which reflects the Company’s responses to the comment received by the Staff and certain updated information. For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment. Capitalized terms used but not defined herein have the meanings set forth in the Amendment.

Preliminary Proxy Statement on Schedule 14A

Cover Page

1.	We note that proposals 1-5 ask stockholders to vote to approve the issuance of shares of your common stock pursuant to various agreements. For each proposal in which you are asking stockholders to approve the issuance of shares of common stock, please revise your disclosure to discuss the related dilution that stockholders may experience as a result of each issuance. Please also revise your disclosure to include a comprehensive presentation of the total amount of common stock that may be issued if stockholders vote to approve the issuance of shares of common stock.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages [ ] of the Amendment.

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (561) 650-7951.

Sincerely,

/s/ Tricia Branker
Tricia Branker

cc: John Schaible – Executive Chairman